06008326

SECURIT. ... MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66548

SEC MAIL PROCESSING RECEIVED FEB 2 7 2006 WASH, D.C. 192 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cobra Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
APR 2 7 2006
THOMSON FINANCIAL

431 Second Street, Suite 302
(No. and Street)

Hudson	WI	54016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chadd Hessing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cobra Trading, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC DEBRA J. HARTMAN STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COBRA TRADING, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD FROM INCEPTION (JUNE 1, 2004)
THROUGH DECEMBER 31, 2005

COBRA TRADING, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors
Cobra Trading, Inc.

We have audited the accompanying statement of financial condition of Cobra Trading, Inc., as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the period from inception (June 1, 2004) through December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cobra Trading, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the period from inception (June 1, 2004) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co, LLP

CF & Co., L.L.P.

Dallas, Texas
February 17, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

COBRA TRADING, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$	587
Clearing deposit with broker-dealer		25,270
Receivable from broker-dealer		5,876
Property and equipment, net of accumulated depreciation of $1,068		6,580
Other assets		2,055
	$	40,368

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	9,898
Accrued liabilities		689
		10,587
Stockholder's equity:		
Common stock- no par value, 100,000 shares authorized, 1,000 issued and outstanding		96,250
Accumulated deficit		(66,469)
Total stockholders' equity		29,781
	$	40,368

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Income
From the Period of Inception (June 1, 2004)
Through December 31, 2005

Revenue:	
Commissions	$ 83,429
Interest and dividends	13,748
Other revenue	6,184
	103,361
Expenses:	
Compensation and benefits	24,981
Clearance paid to broker	25,278
Communications	10,887
Occupancy and equipment	14,023
Promotions	4,650
Interest expense	37
Regulatory fees	12,837
Other expenses	77,137
	169,830
Net loss before income taxes	(66,469)
Provision for income taxes	--
Net loss	$ (66,469)

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Stockholder's Equity
For the Period from Inception (June 1, 2004)
Through December 31, 2005

	Common Shares Outstanding	Common Stock	Accumulated Deficit	Total
Balance, at inception	--	$ --	$ --	$ --
Common stock issued and capital contributed	1,000	96,250	--	96,250
Net loss	--	--	(66,469)	(66,469)
Balance, December 31, 2005	1,000	$ 96,250	$ (66,469)	$ 29,781

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Period From Inception (June 1, 2004)
Through December 31, 2005

Balance at inception, June 1, 2004	$ --
Increases	--
Decreases	--
Balance at December 31, 2005	$ --

The accompanying notes are an integral part of these financial statements.

COBRA TRADING, INC.
Consolidated Statements of Cash Flows
For the Period From Inception (June 1, 2004)
Through December 31, 2005

Cash flows from operating activities	
Net loss	$ (66,469)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	1,068
Change in assets and liabilities:	
Increase in receivable from broker-dealer	(5,876)
Increase in clearing deposit with broker-dealer	(25,270)
Increase in other assets	(2,055)
Increase in accounts payable	9,898
Increase in accrued liabilities	689
Net cash provided (used) by operating activities	(88,015)
Cash flows from investing activities	
Purchase of equipment	(7,648)
Net cash provided (used) by investing activities	(7,648)
Cash flows from financing activities	
Issuance of common stock	96,250
Net cash provided (used) by financing activities	96,250
Net increase in cash and cash equivalents	587
Beginning cash and cash equivalents	--
Ending cash and cash equivalents	$ 587
Supplemental Disclosures	
Cash paid for:	
Interest	$ 37
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Cobra Trading, Inc. (the "Company") was organized as a Wisconsin corporation in June, 2004. The Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") effective December 17, 2004 and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a clearing broker-dealer.

The Company customers are primarily individuals trading securities through the Company's online portal. The Company' clearing broker-dealer is located in Dallas, Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less as cash equivalents for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using the straight line method of accounting over useful lives of five to seven years.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements, continued

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2005 and the procedures followed in making the periodic computations required. At December 31, 2005, the Company had net capital of approximately $21,146 and net capital requirements of $5,000. The ratio of aggregate indebtedness to net capital was .5 to 1 at December 31, 2005. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of operation and 15 to 1 thereafter.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Federal Income Taxes

The Company, with consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 5 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potential indemnification loss at December 31, 2005.

Note 6 - Liquidity

As shown in the accompanying financial statements, the Company incurred a net loss of $66,469 during the period from inception (June 1, 2004) through December 31, 2005. As of December 31, 2005, the Company's net capital was $21,146 as disclosed in Note 2. Management's plans are to continue to build the Company's

Note 6 - Liquidity, continued

revenue base while controlling expenses. Based on the rate of increase in revenues since inception, management believes the Company will achieve profitable operations in the near future. There is no assurance that management will be able to achieve its plans, however.

Note 7 - Property and Equipment

At December 31, 2005 the Company had the following property and equipment:

Computer equipment	$ 5,095
Office furniture, fixtures and equipment	2,553
	7,648
Less accumulated depreciation	(1,068)
	$ 6,580

Depreciation expense during the period from inception (June 1, 2004) through December 31, 2005 was $1,068.

Note 7 - Operating Lease

The Company leases office space under a lease expiring October 31, 2007. The Company's minimum lease commitment under the lease is $10,700 for 2006 and $9,250 for 2007.

The Company incurred rent expense of $10,311 during 2005.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

For the Period From Inception (June 1, 2004)

Through December 31, 2005

Schedule I

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Period From Inception (June 1, 2004)
Through December 31, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 29,781
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		29,781
Deductions and/or charges		
Non-allowable assets:		
Other assets	$ 2,055	
Property and equipment	6,580	(8,635)
Net capital before haircuts on securities position		21,146
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		0
Net capital		$ 21,146

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 10,587
Total aggregate indebtedness	$ 10,587

Schedule I (continued)

COBRA TRADING, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Period From Inception (June 1, 2004)
Through December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 706
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 16,146
Excess net capital at 1000%	$ 20,087
Ratio: Aggregate indebtedness to net capital	.5 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's unaudited Focus report	$ 31,044
(Increase) decrease due to:	
Unrecorded liabilities	(9,898)
Net capital per audited report	$ 21,146

Schedule II

COBRA TRADING, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For the Period From Inception (June 1, 2004)
Through December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Penson Financial Services, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Period From Inception (June 1, 2004)

Through December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Cobra Trading, Inc.

In planning and performing our audit of the financial statements and supplemental information of Cobra Trading, Inc. (the "Company"), for the period from inception (June 1, 2004) through December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 17, 2006